OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

ECC Capital Corporation
 Name of Issuer

common stock
Title of Class of Securities

26826M108
CUSIP Number

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

3/27/06
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		1,067,000
Beneficially
Owned By Each	8	Shared Voting		4,516,000
Reporting Person
With			9	Sole Dispositive	1,067,000

			10	Shared Dispositive	4,516,000

11	Aggregate Amount Beneficially owned	4,528,200

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  4.52	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster
						Charitable Remainder Unitrust
2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		25,200
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	25,200

11	Aggregate Amount Beneficially owned	25,200

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.03	 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust
2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		183,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	183,600

11	Aggregate Amount Beneficially owned	183,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 0.18 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		32,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	32,100

11	Aggregate Amount Beneficially owned	32,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.03    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,266,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,266,000

11	Aggregate Amount Beneficially owned	   420,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 0.42	 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		846,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	846,000

11	Aggregate Amount Beneficially owned	846,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.84   %

14	Type of Reporting Person			OO
















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		64,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	64,800

11	Aggregate Amount Beneficially owned	64,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.07 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,900,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,900,000

11	Aggregate Amount Beneficially owned	2,900,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  2.89  %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,125
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,125

11	Aggregate Amount Beneficially owned	       0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.00     %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Tova Financial, Inc. Charitable
					Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,125
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,125

11	Aggregate Amount Beneficially owned	7,125

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	    0.01 %

14	Type of Reporting Person			OO
















1	Name of Reporting Person			ZAK Group LLC

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		44,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	44,300

11	Aggregate Amount Beneficially owned	44,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		       2,400
Beneficially
Owned By Each	8	Shared Voting		2,951,425
Reporting Person
With			9	Sole Dispositive	       2,400

			10	Shared Dispositive	2,951,425

11	Aggregate Amount Beneficially owned	2,946,700

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 2.94	 %

14	Type of Reporting Person			IN




















1	Name of Reporting Person	Gilda Zlatin

2	If a member group		a)	/    /
d)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting			   500
Beneficially
Owned By Each	8	Shared Voting			7,125
Reporting Person
With			9	Sole Dispositive		   500

			10	Shared Dispositive		7,125

11	Aggregate Amount Beneficially owned		   500

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.0  %

14	Type of Reporting Person			IN
















Item	1.	Security and Issuer

		ECC Capital Corporation
		common stock
CUSIP Number 26826M108

		ECC Capital Corporation
		1833 Alton Parkway
		Irvine, California 92606
		949 856-8300


Item	2.	Identity and Background

Howard Amster

a)	Howard Amster
b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Howard M Amster Charitable Remainder Unitrust

Howard M Amster Charitable Remainder Unitrust has
been funded by Howard Amster .  Because  Howard  Amster
has the right to change the trustee of the trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Howard Amster receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Howard Amster disclaims beneficial ownership of the securities owned by the trust. Howard Amster is the sole trustee of the Howard M
Amster Charitable Remainder Unitrust, although he has
no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.
a)	Howard M Amster Charitable Remainder Unitrust
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrust

d)	Neither Howard Amster or the trustee have been convicted
in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster or the trustee have been a party to
any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A.

Howard M Amster 2005 Charitable Remainder Unitrust

Howard M Amster 2005 Charitable Remainder Unitrust has been funded by Howard Amster . Because Howard Amster has the right to change the trustee of the trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Howard Amster receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Howard Amster disclaims beneficial ownership of the securities owned by the trust. Howard Amster is the sole trustee of the Howard M
Amster 2005 Charitable Remainder Unitrust, although he has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Howard M Amster 2005 Charitable Remainder Unitrust
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrust

d)	Neither Howard Amster or the trustee have been convicted
in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster or the trustee have been a party to
any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A.


Amster Limited Partnership

Howard Amster is a 10 % owner and General Partner of Amster
Limited Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Limited Partnership.

a)	Amster Limited Partnership
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or partners of Amster Ltd.
Partnership have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Amster
Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Amster Trading Company

Howard Amster is the 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

a)	Amster Trading Company
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors, or shareholder of Amster
Trading Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e)	Neither the officers, directors, or shareholder of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Amster Trading Company Charitable Remainder Unitrusts

Amster Trading Company Charitable Remainder Unitrusts have been funded by Amster Trading Company. Because Amster
Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts. Howard Amster is the sole trustee of the Amster Trading Company Charitable Remainder Unitrusts although he has no pecuniary interest in the trusts and therefore disclaims beneficial ownership of shares owned by the trusts.

a)	Amster Trading Company Charitable Remainder Unitrusts
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrusts

d)	Neither the officers, directors, or shareholders of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholders of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.





Pleasant Lake Apts. Corp.

Howard Amster is the 100 % owner of Pleasant Lake Apts. Corp.
and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Corp.

a)	Pleasant Lake Apts. Corp.
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Ramat Securities Ltd., 23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122 Securities Firm

David Zlatin and Howard Amster are the unitholders of Ramat
Securities Ltd., an Ohio Limited Liability Company.

David Zlatin is a 17 % owner/principal of Ramat Securities Ltd. and has joint control of voting and dispositive power over all securities owned by Ramat Securities Ltd. While David Zlatin directly or indirectly does not beneficially own 5 % of ECC Capital Corporation, he because of such voting and dispositive power, might be deemed a beneficial owner of these shares owned by Ramat Securities Ltd.

Howard Amster is an 83 % owner/principal of Ramat Securities Ltd.
and  has joint control of voting and dispositive power over all securities owned by Ramat Securities Ltd.  Mr. Amster because of such voting and dispositive power, might be deemed beneficial owner of ECC Capital Corporation shares owned by Ramat
Securities. Ltd.
d)	Neither the members or unitholders of Ramat Securities Ltd. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd.
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Tova Financial, Inc.

David Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.

Gilda Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.

a)	Tova Financial, Inc.
b)	2562 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Investments

d)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.





Tova Financial, Inc., Charitable Remainder Unitrust

Tova Financial, Inc., Charitable Remainder Unitrust has been funded by Tova Financial, Inc. Because Tova Financial, Inc.
has the right to change the trustee of the trust, and it can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Tova Financial, Inc.
receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Tova Financial
Inc. disclaims beneficial ownership of the securities owned by the trust. David Zlatin and Gilda Zlatin are co-trustees of the Tova Financial, Inc. Charitable Remainder Unitrust, although they have no pecuniary interest in the trust and therefore disclaim beneficial ownership of shares owned by the trust.

a)	Tova Financial, Inc., Charitable Remainder Unitrust
b)	2562 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Charitable Remainder Unitrust

d)	Neither the officers, directors, or shareholders of Tova
Financial, Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholders of  Tova
Financial, Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.


ZAK Group LLC

David Zlatin is a 36 % owner of ZAK Group LLC and as such can be deemed to be a beneficial owner of such entity and may be deemed to have shared voting and dispositive power shares owned by ZAK Group LLC. Amster Limited Partnership is a 28 % owner of ZAK Group LLC and as such can be deemed to be a beneficial owner of such entity and may be deemed to have shared voting and dispositve power owned by ZAK
Group LLC.

a)	ZAK Group LLC
b)	221 Allynd Blvd., Chardon, Ohio 44024-1010

c)	Investments

d)	Neither the officers, directors or members of ZAK Group LLC
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or members of ZAK Group LLC
have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of
Schedule 13D within the last five years.



David Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc., and Tova Financial, Inc. Charitable Remainder
Unitrust, each disclaims any shared voting and dispositive power over shares of ECC Capital Corporation that each may own as a beneficial owner.

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.



Gilda Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc., and Tova Financial, Inc. Charitable Remainder
Unitrust, each disclaims any shared voting and dispositive power over shares of ECC Capital Corporation that each may own as a beneficial owner.


a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher
	On leave/sabbatical.

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.



For information purposes only

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities own 710,750 shares of ECC Capital
Corporation or 0.71 % of the Registrant's common shares.

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities Ltd. do not have ownership, no shared voting, no dispositive power, no pecuniary interest in in any shares in Registrant's common shares nor to any other securities owned directly or indirectly by Ramat Securities Ltd. Clients and employees of
Ramat Securities Ltd. (excluding Mr. Amster and Mr. Zlatin) disclaim being a member of this group.

Ramat Securities has no ownership, no shared voting, no dispositive, no pecuniary interest in Registrant's common shares nor in any other securities owned directly or indirectly by its clients or employees
(excluding Mr. Amster and Mr. Zlatin).


Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all 1,067,000 common shares with personal funds without borrowing. The total consideration for the purchases is is $ 2,603,892.85.


Howard M Amster Charitable Remainder Unitrust purchased all 25,200 common shares with trust assets without borrowing.
The total consideration for the purchase was  $ 61,958.66.

Howard M Amster 2005 Charitable Remainder Unitrust purchased all 183,600 common shares with trust assets without borrowing.
The total consideration for the purchase was  $ 433,551.46.

Amster Ltd. Partnership purchased all 32,100 common shares with partnership funds without borrowing. The total consideration for these purchases is $ 72,308.33

Amster Trading Company purchased all 420,000 common shares with working capital without borrowing. The total consideration for these purchases is $ 1,065,450.92.

Amster Trading Company Charitable Remainder Unitrusts purchased all 846,000 common shares with trust assets without borrowing.
The total consideration for these purchases is $ 2,148,401.95.

Pleasant Lake Apts. Ltd. Corp. purchased all 64,800 common shares with partnership funds without borrowing. The total consideration for these purchases is $ 158,124.34.

Ramat Securities Ltd. purchased all 2,900,000 common shares with working capital without borrowing. The total consideration for these purchases is $ 4,729,525.98.

Tova Financial, Inc. Charitable Remainder Unitrust purchased all 7,125 common shares with trust assets without borrowing.
The total consideration for the purchase is $ 16,238.25.

ZAK Group LLC purchased all 44,300 common shares
with working capital without borrowing.  The total consideration
for the purchase is $ 86,582.18.            .

David Zlatin , in his individual retirement and K accounts purchased all 2,400 common shares with personal funds and without borrowing. The total consideration for the purchases is $ 5,552.50.

Gilda Zlatin in her individual retirement account purchased all 500 common shares with personal funds and without borrowing. The total consideration for the purchase is $ 1179.



Item	4.	Purpose of Transaction

Howard Amster, Howard M Amster Charitable Remainder
Unitrust,  Howard M Amster 2005 Charitable Remainder Unitrust,
Amster Limited Partnership, Amster Trading Company,
Amster Trading Company Charitable Remainder Unitrusts,
Pleasant Lake Apts. Corp., Ramat Securites Ltd.,
Tova Financial Inc. Charitable Remainder Unitrust,
Zak Group Ltd., David Zlatin, Gilda Zlatin acquired their shares for purposes of investment and may deemed to be a group.

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.


Item	5.	Interest in Securities of the Issuer

As of November 11, 2005, the Registrant had 100,213,989 shares of common stock outstanding. Refer to 10-Q for quarterly period ending September 30, 2005.

(a)(b)	The aggregate amount owned by this Reporting Group is
5,593,025 shares or 5.58 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 1,067,000 shares or 1.07 % of the common outstanding shares.

Howard M Amster Charitable Remainder Unitrust owns
25,200 shares or 0.03 % of the common outstanding shares.

Howard M Amster 2005 Charitable Remainder Unitrust owns
183,600 shares or 0.18 % of the common outstanding shares.

Amster Limited Partnership owns 32,100 common shares or 0.03 % of the common outstanding shares.

Amster Trading Company owns 420,000 shares or
0.42  % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 846,000 shares or 0.84 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Corporation owns 64,800 common shares or 0.07 % of the common outstanding shares.

Ramat Securities Ltd. owns 2,900,000 common shares or
2.89 % of the common outstanding shares.

Tova Financial, Inc. Charitable Remainder Unitrust owns 7,125 or 0.01 % of the common outstanding shares.

ZAK Group LLC owns 44,300 common shares or
0.04 % of the common outstanding shares.


David Zlatin owns 2,400 common shares or
0.0 % of the common outstanding shares.

Gilda Zlatin owns 500 common shares or
0.0  % of the common outstanding shares.

c)	Description of Transactions

All purchases were executed on a listed stock exchange as an open market transaction.

								Executing
Identity		Date		Shares		Price	Broker
Howard Amster	11/14/05	30,800		2.7259	Bear, Stearns
and his 		11/15/05        102,300		2.4819	Bear, Stearns
Individual		11/16/05        238,200		2.3451	Bear, Stearns
Retirement Accounts	11/17/05	46,100		2.4322	Bear, Stearns
			12/01/05	30,000		2.9624	Bear, Stearns
			12/02/05	28,000		2.9358	Bear, Stearns
			12/06/05	20,000		2.6962	Bear, Stearns
			12/07/05	50,000		2.528	Bear, Stearns
			12/08/05	50,000		2.568	Bear, Stearns
			12/09/05	20,000		2.3771	Bear, Stearns
			12/13/05	47,600		2.3942	Bear, Stearns
			01/13/06        	69,700		2.5347	Bear, Stearns
			01/18/06	  8,500		2.3173	Bear, Stearns
			01/24/06        	72,200		2.3158	Bear, Stearns
			01/30/06        199,700		2.2684	Bear, Stearns
			01/31/06	53,900		2.2544	Bear, Stearns

Howard M Amster	12/14/05	25,200		2.4433	Bear, Stearns
Charitable
Remainder Unitrust

Howard M Amster	11/16/05	  4,500		2.3451	Bear, Stearns
2005 Charitable	11/17/05	75,900		2.4322	Bear, Stearns
Remainder Unitrust	01/13/06	  5,400		2,5347	Bear, Stearns
			01/18/06	  2,700		2.3173	Bear, Stearns
			01/30/06	95,100		2.2684	Bear, Stearns

Amster Ltd.		01/23/06	32,100		2.2373	Bear, Stearns
Partnership


Amster Trading	11/11/05        204,000		2.6398	Bear, Stearns
Company		11/15/05	54,500		2.4819	Bear, Stearns
			11/16/05	57,300		2.3451	Bear, Stearns
			11/17/05	87,200		2.4322	Bear, Stearns
			02/02/06	17,000		2.2943	Bear, Stearns

Amster Trading	11/10/05	31,100		2.5106	Bear, Stearns
Company		11/17/05        123,500		2.4322	Bear, Stearns
Charitable		12/12/05        200,000		2.3729	Bear, Stearns
Remainder		12/13/05	13,600		2.3942	Bear, Stearns
Unitrusts		01/12/06	60,000		2.6229	Friedman, Billings
			01/12/06	73,500		2.6102	Bear, Stearns
			01/13/06	78,100		2.5347	Bear, Stearns
			01/18/06	49,500		2.3173	Bear, Stearns
			01/24/06	77,000		2.3158	Bear, Stearns
			01/30/06        139,700		2.2684	Bear, Stearns
			.
Pleasant Lake		12/15/05	63,500		2.4271	Bear, Stearns
Apts. Ltd. Corp.	01/18/06	  1,300		2.3173	Bear, Stearns

Ramat Securities 	11/10/05	80,000		2.4431	Bear, Stearns
Ltd.			11/14/05        100,000		2.6752	Bear, Stearns
			11/15/06	30,000		2.4223	Bear, Stearns
			12/02/05	15,000		2.8993	Bear, Stearns
			12/06/05	20,000		2.8456	Bear, Stearns
			12/16/05	16,000		2.4546	Bear, Stearns
			12/19/05	14,000		2.3571	Bear, Stearns
			12/20/05	10,000		2.50	Bear, Stearns
			12/22/05	15,000		2.42	Bear, Stearns
			02/01/06        200,000		2.2182	Bear, Stearns
			02/02/06	96,000		2.3089	Bear, Stearns
			02/03/06        115,000		2.3389	Bear, Stearns
			02/06/06	39,000		2.3525	Bear, Stearns
			02/16/06        300,000		2.016	Bear, Stearns
			02/17/06	25,000		2.002	Bear, Stearns
			02/27/06        896,000		1.3505	Bear, Stearns
			03/22/06        125,000		1.0397	Bear, Stearns
			03/22/06        141,400		1.03	Keefe, Bruyette
			03/23/06	25,000		1.10	Bear, Stearns
			03/27/06	87,600		1.1386	Bear, Stearns
			03/27/06        125,000		1.1312	Friedman, Billings
			03/28/06        305,000		1.2004	Bear, Stearns
			03/29/06        120,000		1.2897	Bear, Stearns



Tova Financial, Inc.	01/23/06	  2,300		2.24	Bear, Stearns
Charitable Remainder	01/30/06	  4,400		2.27	Bear, Stearns
Unitrust		01/31/06	     425		2.27	Bear, Stearns

ZAK Group LLC	11/14/05	  8,800		2.6686	Bear, Stearns
			01/05/06	10,500		2.37	Bear, Stearns
			02/28/06	25,000		1.4989	Bear, Stearns

David Zlatin		01/23/06	     500		2.24	Bear, Stearns
in his various		01/30/06	  1,900		2.27	Bear, Stearns
individual & K
retirement accounts

Gilda Zlatin		01/30/06	     500		2.27	Bear, Stearns
in her IRA



Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer with any person except as set forth in items 2, 3, 5 above.


Item	7.	Material to be filed as exhibits.

		None


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		April 3, 2006



/s/
Howard Amster





/s/
Howard M Amster Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner



/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee


/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President



/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal







/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President


/s/
Tova Financial , Inc. Charitable Remainder Unitrust
By:	David Zlatin & Gilda Zlatin
Title:	Co-trustees



/s/
Zak Group LLC
By:	David Zlatin
Title:	Member



/s/
David Zlatin



/s/
Gilda Zlatin